Morgan, Lewis & Bockius LLP                                   Morgan Lewis
1701 Market Street                                            COUNSELORS AT LAW
Philadelphia, PA  19103-2921
Tel:  215.963.5000
Fax:  215.963.5001
www.morganlewis.com



June 24, 2014


VIA EDGAR


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re: The Advisors' Inner Circle Fund Post-Effective Amendment No. 236 (File No. 033-42484) and Amendment No. 237(File No. 811-06400) to Registration Statement on Form N-1A
        ------------------------------------------------------------------------

Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), we are filing, pursuant to Rule 485(b) under the Securities Act of 1933, as amended, Post-Effective Amendment No. 236 and, under the Investment Company Act of 1940, as amended, Amendment No. 237 (the "Filing") to the Trust's Registration Statement on Form N-1A, together with all exhibits thereto.

The purpose of the Filing is to (i) respond to the staff's comments on Post-Effective Amendment No. 231; and (ii) make other non-material changes to the prospectuses and statement of additional information of the LSV U.S. Managed Volatility Fund, LSV Global Managed Volatility Fund, and LSV Global Value Fund dated June 24, 2014.

I hereby certify that the Filing does not contain disclosure that renders it ineligible to be filed under Rule 485(b).

If you have any questions regarding the Filing, please contact the undersigned at 215.963.5598.

Very truly yours,

/s/ Sean Graber
----------------
Sean Graber, Esq.